Kenongwo Group US, Ltd.	Yangjia Group, Xiaobu Town Yuanzhou District, Yichun City Jiangxi Province, China 336000

September 22, 2023

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Michael Fay
Brian Cascio
Jordan Nimitz
Margaret Schwartz

Kenongwo Group US, Inc.

Amendment No.2 to Form 10-K for the Fiscal Year Ended December 31, 2021

Filed August 14, 2023

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed June 27, 2023

File No. 333-239929

Dear Sir or Madam:

Kenongwo Group US, Ltd. (the “Company”) is hereby responding to your recent review letter addressed to Jianjun Zhong, Chief Executive Officer of the Company, dated September 15, 2023 (the “SEC Letter”). The Company is filing an Amendment Number 3 to its Form 10-K/A (the “Amendment”) in response to the SEC Letter. The Company will also be filing a corresponding amendment to its Form 10-K for the year ended December 31, 2022. This response letter addresses the concern you have expressed. The following numbered response correspond to the comment number in the SEC Letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9.A. Controls and Procedures

Internal Control over Financial Reporting and Attestation Report of Registered Public

Accounting Firm, page 47

1. We reference your disclosure in Item 9.A that the annual report does not include a report of management’s assessment regarding internal control over financial reporting (ICFR) due to a transition period established by the Commission for newly public companies. Instruction 1 to Item 308 of Regulation S-K permits management to exclude its assessment of ICFR only in its first annual report filing and this is your third Form 10-K. Please amend your filing to provide the disclosures required by Item 308 with regard to ICFR. Also refer to your response to comment 9 as part of your February 2, 2023 response letter, which set forth that you would make the appropriate correction.

We have added the disclosure required by Item 308.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2021

Item 1. Business, page 1

2. We note your revised disclosure in response to our prior comment 1 that the legal and operational risks associated with being based in or having the majority of the operations in China could result in “a material change in the Company’s operations.” Please also revise to reinstate the deleted disclosure on page 2 that such risks may result in a material change in the value of the securities you are registering for sale and could “significantly limit or completely hinder [y]our ability to offer to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.” Please also revise your disclosure in your Form 10-K for the fiscal year ended December 31, 2022 accordingly.

We have reinserted the applicable disclosure.

3. We note your revised disclosure in response to our prior comment 3, which we reissue in part. Please revise to disclose any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiary, to the parent company. We note that you have included a summary risk factor on page 18 that “Transferring cash out of the PRC could face restriction or taxation on the Company.” Please ensure that you have included a separate risk factor, as we do not see a risk factor with this heading in your current filing. Please also revise your Form 10-K for the fiscal year ended December 31, 2022 to include the revised disclosures accordingly.

We have added disclosure regarding the restrictions and an applicable risk factor.

4. We note your revised disclosure in response to our prior comment 4, which we reissue in part. If true, please revise to disclose that your determination not to obtain the advice of counsel is based on a risk-based analysis and include a related risk factor disclosure. Please revise to explicitly address the consequences to your investors specifically if you do not receive or maintain the necessary permissions or approvals, inadvertently conclude that such permissions or approvals are not required or applicable laws, regulations or interpretations change and your are required to obtain such permissions in the future. Please also ensure the revised disclosures are included in your Form 10-K for the fiscal year ended December 31, 2022 accordingly.

We have added disclosure regarding our determination not to retain counsel and potential consequences.

Enforceability of Civil Liabilities, page 8

5. We note your revised disclosure in response to our prior comment 5 that shareholders will have difficulty bringing an action in the PRC. Please revise to explicitly address the investor’s ability to enforce judgments obtained in U.S. courts in an appropriate foreign court. Please also revise your Form 10-K for the fiscal year ended December 31, 2022 accordingly.

We have added disclosure to explicitly address the investor’s ability to enforce judgments obtained in U.S. courts in an appropriate foreign court.

Item 1A. Risk Factors, page 17

6. We note your revisions in response to our prior comment 7. Please also revise your Form 10-K for the fiscal year ended December 31, 2022 to include the two additional risks factors.

We are including these risk factors, as well as all other applicable changes in our amendment to the Form 10-K for the fiscal year ended December 31, 2022.

7. We note your revised disclosure in response to our prior comment 8, including the summary risk factor on page 18 with the heading “We may be or become subject to regulation by the CAC.” Please ensure that you have included a separate risk factor, as we do not see a risk factor with this heading in your current filing. Please also revise your Form 10-K for the fiscal year ended December 31, 2022 to include the revised disclosures accordingly.

We have revised the disclosure accordingly.

General

8. We note your revised disclosure in response to our prior comment 9. Please also revise your Form 10-K for the fiscal year ended December 31, 2022 accordingly.

We will be revising the 2022 10-K throughout, where applicable, in order to address the comments herein.

9. We note your revised disclosure in response to our prior comment 10, which we reissue in part. We note that the revised disclosure still includes references that indicate that this is a prospectus and an offering is taking place on pages 3, 4 and 5. Please also revise your Form 10-K for the fiscal year ended December 31, 2022 accordingly.

We have revised the disclosure where applicable.

10. We note your revised disclosure in response to our prior comment 11, which we reissue in part. Please revise to explicitly address whether the Trial Measures will apply to you with respect to offerings you may conduct. Please also revise your Form 10-K for the fiscal year ended December 31, 2022 accordingly.

We have added disclosure to address the Trial Measures on our future offerings, if any.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Jianjun Zhong
Jianjun Zhong

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